UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

SHUTTERFLY, INC.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
82568P304
(CUSIP Number)
September 19, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82568P304
(1) Names of Reporting Persons
Park West Asset Management LLC
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	2,291,536*
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	2,291,536*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
2,291,536*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
[ ]
(11) Percent of Class Represented by Amount in Row (9)
6.6%*
(12) Type of Reporting Person
IA

 * Beneficial ownership percentage is based upon 33,442,465 shares of common stock, $0.0001 par value per share (“Common Stock”), of Shutterfly, Inc., a Delaware corporation (the “Company”), issued and outstanding as of August 6, 2018, based on information reported by the Company in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2018. Park West Asset Management LLC (“PWAM”) is the investment manager to Park West Investors Master Fund, Limited, a Cayman Islands exempted company (“PWIMF”), and Park West Partners International, Limited, a Cayman Islands exempted company (“PWPI” and, collectively with PWIMF, the “PW Funds”), and Peter S. Park (“Mr. Park” and, collectively with PWAM, the “Reporting Persons”) is the sole member and manager of PWAM. As of September 19, 2018, PWIMF held 712,665 shares of Common Stock of the Company and options to purchase up to 1,350,600 shares of Common Stock of the Company and PWPI held 78,871 shares of Common Stock of the Company and options to purchase up to 149,400 shares of Common Stock of the Company. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, PWAM and Mr. Park may be deemed to beneficially own the 791,536 shares of Common Stock of the Company and the 1,500,000 shares of Common Stock of the Company underlying the options held in the aggregate by the PW Funds, or approximately 6.6% of the shares of Common Stock of the Company deemed to be issued and outstanding as of September 19, 2018.

CUSIP No. 82568P304
(1) Names of Reporting Persons
Peter S. Park
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	2,291,536*
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	2,291,536*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
2,291,536*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
[ ]
(11) Percent of Class Represented by Amount in Row (9)
6.6%*
(12) Type of Reporting Person
IN

* Beneficial ownership percentage is based upon 33,442,465 shares of Common Stock of the Company, issued and outstanding as of August 6, 2018, based on information reported by the Company in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2018. PWAM is the investment manager to the PW Funds, and Mr. Park is the sole member and manager of PWAM. As of September 19, 2018, PWIMF held 712,665 shares of Common Stock of the Company and options to purchase up to 1,350,600 shares of Common Stock of the Company and PWPI held 78,871 shares of Common Stock of the Company and options to purchase up to 149,400 shares of Common Stock of the Company. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, PWAM and Mr. Park may be deemed to beneficially own the 791,536 shares of Common Stock of the Company and the 1,500,000 shares of Common Stock of the Company underlying the options held in the aggregate by the PW Funds, or approximately 6.6% of the shares of Common Stock of the Company deemed to be issued and outstanding as of September 19, 2018.

CUSIP No. 82568P304
(1) Names of Reporting Persons
Park West Investors Master Fund, Limited
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	2,063,265*
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	2,063,265*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
2,063,265*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
[ ]
(11) Percent of Class Represented by Amount in Row (9)
5.9%*
(12) Type of Reporting Person
CO

* Beneficial ownership percentage is based upon 33,442,465 shares of Common Stock of the Company, issued and outstanding as of August 6, 2018, based on information reported by the Company in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2018. As of September 19, 2018, PWIMF held 712,665 shares of Common Stock of the Company and options to purchase up to 1,350,600 shares of Common Stock of the Company or approximately 5.9% of the shares of Common Stock of the Company deemed to be issued and outstanding as of September 19, 2018.

Item 1(a). Name Of Issuer: Shutterfly Inc. (the “Company”)

Item 1(b). Address of Issuer’s Principal Executive Offices:
2800 Bridge Parkway Redwood City, California 94065
Item 2(a). Name of Person Filing:

This report on Schedule 13G (this “Schedule 13G”), is being jointly filed by (i) Park West Asset Management LLC (“PWAM”), a Delaware limited liability company and the investment manager to (a) Park West Investors Master Fund, Limited (“PWIMF”), a Cayman Islands exempted company that is the holder of 712,665 shares of common stock, $0.0001 par value per share (“Common Stock”) of the Company and options to purchase up to 1,350,600 shares of Common Stock of the Company reported on this Schedule 13G, and (b) Park West Partners International, Limited (“PWPI” and, collectively with PWIMF, the “PW Funds”), a Cayman Islands exempted company that is the holder of 78,871 shares of Common Stock of the Company and options to purchase up to 149,400 shares of Common Stock of the Company reported on this Schedule 13G; (ii) PWIMF; and (iii) Peter S. Park, as the sole member and manager of PWAM (“Mr. Park” and, collectively with PWAM and PWIMF, the “Reporting Persons”).

The 791,536 shares of Common Stock of the Company and the 1,500,000 shares of Common Stock of the Company underlying the options held in the aggregate by the PW Funds, or approximately 6.6% of the shares of Common Stock of the Company deemed to be issued and outstanding as of September 19, 2018, may be deemed to be beneficially owned (x) indirectly by PWAM, as the investment adviser to PWIMF and PWPI, and (y) indirectly by Mr. Park, as the sole member and manager of PWAM.

As of September 19, 2018 PWIMF held 712,665 shares of Common Stock of the Company and options to purchase up to 1,350,600 shares of Common Stock of the Company, or approximately 5.9% of the shares of Common Stock of the Company deemed to be issued and outstanding as of September 19, 2018.

Item 2(b). Address of Principal Business Office or, if None, Residence:
The address for the Reporting Persons is: 900 Larkspur Landing Circle, Suite 165, Larkspur, California 94939.
Item 2(c). Citizenship:
PWAM is organized under the laws of the State of Delaware. Mr. Park is a citizen of the United States. PWIMF is a Cayman Islands exempted company.

Item 2(d). Title of Class of Securities:
Common Stock, $0.0001 par value per share.
Item 2(e). CUSIP No.:
82568P304
Item 3. If This Statement Is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:
Not Applicable.
Item 4. Ownership:
As reported in the cover pages to this report, the ownership information with respect to each of PWAM and Mr. Park is as follows:
(a) Amount Beneficially Owned:	2,291,536*
(b) Percent of Class:	6.6%*
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	0
(ii) Shared power to vote or to direct the vote:	2,291,536*
(iii) Sole power to dispose or to direct the disposition of:	0
(iv) Shared power to dispose or to direct the disposition of:	2,291,536*
As reported in the cover pages to this report, the ownership information with respect to PWIMF is as follows:
(a) Amount Beneficially Owned:	2,063,265*
(b) Percent of Class:	5.9%*
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	0
(ii) Shared power to vote or to direct the vote:	2,063,265*
(iii) Sole power to dispose or to direct the disposition of:	0
(iv) Shared power to dispose or to direct the disposition of:	2,063,265*

 ___________________________________________________

* This Schedule 13G is being jointly filed by (i) PWAM as the investment manager to (a) PWIMF which is the holder of 712,665 shares of Common Stock of the Company and options to purchase up to 1,350,600 shares of Common Stock of the Company reported on this Schedule 13G, and (b) PWPI which is the holder of 78,871 shares of Common Stock of the Company and options to purchase up to 149,400 shares of Common Stock of the

Company, as reported on this Schedule 13G; (ii) PWIMF; and (iii) Mr. Park, as the sole member and manager of PWAM.

The 791,536 shares of Common Stock of the Company and the 1,500,000 shares of Common Stock of the Company underlying the options held in the aggregate by the PW Funds, or approximately 6.6% of the shares of Common Stock of the Company deemed to be issued and outstanding as of September 19, 2018, may be deemed to be beneficially owned (x) indirectly by PWAM, as the investment adviser to PWIMF and PWPI, and (y) indirectly by Mr. Park, as the sole member and manager of PWAM.

 The foregoing beneficial ownership percentage is based upon 33,442,465 shares of Common Stock of the Company, issued and outstanding as of August 6, 2018, based on information reported by the Company in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2018.

Item 5. Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]
Item 6. Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not Applicable.
Item 8. Identification and Classification of Members of the Group:
Not Applicable.
Item 9. Notice of Dissolution of Group:
Not Applicable.
Item 10. Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 19, 2018

PARK WEST ASSET MANAGEMENT LLC

By:	/s/ Grace Jimenez
Name: Grace Jimenez
Title: Chief Financial Officer

PARK WEST INVESTORS MASTER FUND, LIMITED

By:	Park West Asset Management LLC, its Investment Manager

By:	/s/ Grace Jimenez
Name: Grace Jimenez
Title: Chief Financial Officer

/s/ Peter S. Park
Peter S. Park

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C. 1001)

Exhibit Index

Exhibit

99. Joint Filing Agreement dated as of February 14, 2018, by and among Park West Asset Management LLC, Peter S. Park, and Park West Investors Master Fund, Limited (incorporated by reference to Exhibit A to Amendment No. 2 to Schedule 13G, filed with the Securities and Exchange Commission on February 14, 2018).